Exhibit 99.3

CERTIFICATE

TO:                           British Columbia Securities Commission

Alberta Securities Commission

Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

RE:                           Annual and Special Meeting (the “Meeting”) of Shareholders

Scheduled to be held on February 28, 2013

The undersigned, Nicholas S. Bozikis, the duly appointed Chief Financial Officer of Coastal Contacts Inc. (the “Company”), hereby provides notice that the Company is relying on Section 2.20 of the Canadian Securities Administrators’ National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) in connection with the Meeting, and hereby certifies that the Company has arranged to:

(a)                                 have proxy-related materials for the Meeting sent in compliance with NI 54-101 to all beneficial owners at least 21 days before the date fixed for the Meeting; and

(b)                                 have carried out all of the other requirements of NI 54-101.

DATED this 6th day of February, 2013.

COASTAL CONTACTS INC.

Per:	“Nicholas S. Bozikis”

Nicholas S. Bozikis
Chief Financial Officer